

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 16, 2015

Via E-Mail
Mr. Timothy S. Shear
Chief Executive Officer
Capital City Energy Group, Inc.
1335 Dublin Road, Suite 122-D
Columbus, Ohio 43215

> **Re: Capital City Energy Group, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2014**
> **Filed July 8, 2015**
> **File No. 333-140806**

Dear Mr. Shear:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Oil and Gas Reserves, page 5

1.   The disclosure provided on page 5 appears to attribute estimates of your proved oil and gas reserves as of December 31, 2014 to the entities of James Engineering and Mackenzie Land and Exploration, Ltd. Please revise your disclosure to clarify any relationship between these entities and to remove any ambiguous or contradictory attributions relating to the estimation of your proved reserves. Also obtain and file a report from each third party responsible for the estimation of the reserves disclosed as of December 31, 2014 to comply with Item 1202(a)(8) of Regulation S-K.

2.   We note that you have omitted from your filing many of the disclosures that are required by Subpart 229.1200 of Regulation S-K (e.g. Item 1202(a)(2) – Instruction 3, and Items 1202(a)(7), 1204(a), 1204(b)(2), 1205, 1208(a) and 1208(b)), and FASB ASC 932-235-50-5, pertaining to your oil and gas activities. Please expand the disclosures in your filing to include all of the required information.

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page F-15

Oil and Gas Producing Activities, page F-15

Net Proved Reserve Summary, page F-16

3.   We note a significant difference between the net proved developed reserves that you report as of December 31, 2014 on page F-16 and the corresponding information that appears on page 5. Please explain the reason for the difference and revise your disclosure to resolve the inconsistency in your estimates.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-18

4.   We note disclosure on page F-13 of an undiscounted asset retirement obligation amounting to $185,695 as of December 31, 2014. Please clarify the extent to which this has been reflected in the calculation of your standardized measure of discounted future net cash flows, as part of the future development costs. If you have excluded any portion of such costs, considering the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm, explain your rationale or submit the revisions that you propose to conform.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources